November 16, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Washington, DC 20549
Attention: Messrs. Wojciechowski and Hiller

Re: Golar LNG Limited
Form 20-F for the Fiscal Year ended December 31, 2020
Filed April 22, 2021
File No. 000-50113

Dear Messrs. Wojciechowski and Hiller,

Set forth below are the responses of Golar LNG Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 3, 2021, with respect to our response dated September 17, 2021 to your letter dated September 3, 2021 (“Response”) related to our Form 20-F for the Fiscal Year ended December 31, 2020, File No. 000-50113, filed with the Commission on April 22, 2021 (the “Form 20-F”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 20-F for the Fiscal Year ended December 31, 2020 unless otherwise specified.

Form 20-F for the Fiscal Year ended December 31, 2020
Operating and Financial Review and Prospects Operating Results, page 60

1.We note that you have proposed disclosure revisions in response to prior comment one that include reconciliations between consolidated net loss and Adjusted EBITDA, although your proposed revisions utilize both GAAP and non-GAAP labels for the same segment performance measures; remove the Adjusted EBITDA totals from your tabulation of segment results without explanation, and do not include a discussion of the reconciling items or consolidated results of operations.

Please further expand your disclosures to address the economic activity that is reflected in the consolidated measure of net profit/(loss), particularly where such activity is not covered by the discussion of segment activity. This should be provided for the consolidated entity, in advance of your discussion of operating results for the segments. The totals in the segment tabulations may be retained to correspond with your disclosures on page F-34, and you may reposition the table of Other Operating Results on page 64 to accompany and facilitate your discussion of the consolidated results of operations.

The non-GAAP reconciliations proposed in Appendix 1 should be further revised to either eliminate the measures of profit/(loss) by segment, since this is a GAAP label and the allocations necessary to compute the corresponding GAAP measures have not been made to the segments (i.e. in which case, the reconciliations should be retained for the consolidated measures only), or to include the allocations necessary to yield GAAP measures of profit/(loss) for the reportable operating segments.

Company response: The Company has proposed our updates to address the Staff’s comment in Appendix 1. The Company respectfully requests that these amended disclosures be provided by the Company on a prospective basis for all future filings on Form 20-F and in the Company’s unaudited interim financial reports filed on Form 6-K commencing with our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021, which we intend to file on Form 6-K on November 18, 2021.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 velaw.com

November 16, 2021 Page 2
Financial Statements
Note 6 - Segment Information, page F-33

2.We note that you have proposed disclosure revisions in response to prior comment three that include reconciliations of the segment performance measures to consolidated profit or loss before income taxes, although your proposed revisions utilize both GAAP and non-GAAP labels for the same segment performance measures.

The segment disclosures proposed in Appendix 2 should be further revised to either eliminate the measures of profit/(loss) by segment since this is a GAAP label and the allocations necessary to compute the corresponding GAAP measures have not been made to the segments (i.e. the reconciliations would be limited to the consolidated measures of Adjusted EBITDA, as cross tabulated from the segment details), or to include the allocations necessary to yield GAAP measures of profit/(loss) for the segments.

Company response: The Company has proposed our updates to address the Staff’s comment in Appendix 2. In all future filings on Form 20-F and in the Company’s unaudited consolidated financial statements filed on Form 6-K, the Company will modify the disclosures to those proposed in Appendix 2, commencing with our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021, which we intend to file on Form 6-K on November 18, 2021.

*    *    *    *    *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman at (713) 758-3708 of Vinson & Elkins L.L.P., counsel to the Company.

Very truly yours,

By: /s/ David P. Oelman

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 velaw.com

Appendix 1: Proposed changes to Form 20-F

Extracts from the Company’s Form 20-F, commencing on page 58 to page 72. Changes indicated in red font shaded in gray. Emphasis on Adjusted EBITDA is removed by deleting the bold font and double underlining.

-------------------------------------------------------------------------------------------------------------------------------

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Liquefaction services revenue. [No changes].

Operating revenues (including revenue from collaborative arrangement). [No changes].

Voyage, charterhire expenses and commission expenses (including expenses from collaborative arrangement). [No changes].

Vessel operating expenses. [No changes].

Administrative expenses. [No changes].

Project development expenses. [No changes].

Adjusted EBITDA. Adjusted EBITDA is calculated by taking net income before interest, tax, equity in net profit or loss of affiliates, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization, impairment of long-term assets and gain on disposal of long-lived assets. Adjusted EBITDA is a financial measure used by management and investors to assess our financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period and against the performance of other companies. Management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net profit/loss in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company and within respective industries depending upon accounting methods and book values of assets, capital structure, and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss as determined in accordance with GAAP as an indicator of our operating performance. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA is useful to investors as a widely followed measure of operating performance.

Appendix 1

Interest expense and interest income. [No changes].

Equity in net earnings or losses of affiliates. [No changes].

Non-Controlling Interest. [No changes].

Inflation and Cost Increases

[No changes].

A. Operating Results

Year ended December 31, 2020, compared with the year ended December 31, 2019

In 2020, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors). We believe that Adjusted EBITDA assists management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. The following details the operating results for our reportable segments for the years ended December 31, 2020 and 2019.

In connection with our year-end audit process, and subsequent to our February 25, 2021 earnings release related to the fourth quarter of 2020, we received the audited financial statements of our lessor VIE entities and have reclassified $25.2 million of restricted cash against the lessor VIE’s short-term debt and reclassified $2.3 million of accrued interest from non-current liabilities to current liabilities. In addition, we have recognized $1.3 million of equity in net losses from affiliates and $0.9 million in our other comprehensive income, resulting into a net decrease of $0.5 million to our Investment in affiliates.

Appendix 1

A reconciliation of net profit /(loss) to Adjusted EBITDA is as follows:

	December 31,
(in thousands of $)	2020	2019	Change	% Change
Net profit / (loss)	(167,930)	(122,375)	(45,555)	37%
Income taxes	981	1,024	(43)	(4)%
Profit / (loss) before income taxes	(166,949)	(121,351)	(45,598)	38%
Equity in net losses of affiliates[1]	176,527	45,799	130,728	285%
Other financial items, net	1,552	5,522	(3,970)	(72)%
Loss on derivative instruments	52,423	38,044	14,379	38%
Interest expense	69,354	103,124	(33,770)	(33)%
Interest income	(1,572)	(10,479)	8,907	(85)%
Gain on disposal of long-lived asset	(5,682)	—	(5,682)	(100)%
Unrealized loss on oil derivative	45,100	39,090	6,010	15%
Impairment of long-term assets	—	42,098	(42,098)	(100)%
Depreciation and amortization	107,923	113,033	(5,110)	(5)%
Adjusted EBITDA	278,696	254,880	23,796	9%

(1) Please refer to the individual reportable segments below for discussions on Equity in net losses of affiliates.

[The below items have been shifted from pages 64 - 66 in the Form 20-F]

Income taxes: [No changes].
Other financial items, net: [No changes].
Loss on derivative instruments: [No changes].
Interest expense: [No changes].
Interest income: [No changes].
Gain on disposal of long-live asset: [No changes].
Unrealized loss on oil derivative: [No changes].
Impairment of long-term assets: [No changes].
Depreciation and amortization: [No changes].

Appendix 1

The following details the operating results, Adjusted EBITDA and equity in net losses of affiliates for our reportable segments for the years ended December 31, 2020 and 2019:

	December 31, 2020					December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total	Shipping	FLNG	Power	Corporate and other	Total
Total operating revenues	191,881	226,061	—	20,695	438,637	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	—	—	—	(12,634)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)	(964)	(3,173)	—	(853)	(4,990)
Realized gain on oil derivative instrument	—	2,539	—	—	2,539	—	13,089	—	—	13,089
Other operating income/(losses)	3,262	—	—	—	3,262	13,295	(2,962)	—	—	10,333
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676	114,322	167,452	—	(26,894)	254,880

Equity in net losses of affiliates	—	—	(39,158)	(137,369)	(176,527)	—	—	(23,234)	(22,565)	(45,799)

Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2020	2019	Change	% Change

Total operating revenues	191,881	208,766	(16,885)	(8)%
Vessel operating expenses	(57,326)	(66,502)	9,176	14%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	(38,053)	25,419	67%
Administrative expenses	(2,211)	(2,220)	9	—%
Project development expenses	(112)	(964)	852	88%
Other operating income	3,262	13,295	(10,033)	(75)%
Adjusted EBITDA	122,860	114,322	8,538	7%

Other Financial Data:
Average daily TCE (1) (to the closest $100)	48,900	44,400	4,500	10%
Calendar days less scheduled off-hire days	3,669	3,840	(171)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE, please see “Item 3. Key Information-A. Selected Financial Data."
Appendix 1

Total operating revenues: [No changes].
Average daily TCE: [No changes].
Vessel operating expenses: [No changes].
Voyage, charterhire and commission expenses: [No changes].
Project development expenses: [No changes].
Other operating income: [No changes].

FLNG segment

	December 31,
(in thousands of $)	2020	2019	Change	% Change
Total operating revenues	226,061	218,096	7,965	4%
Vessel operating expenses	(52,104)	(55,284)	3,180	(6)%
Voyage expenses	—	(788)	788	(100)%
Administrative expenses	(1,672)	(1,526)	(146)	10%
Project development expenses	(2,793)	(3,173)	380	(12)%
Realized gains on oil derivative instrument	2,539	13,089	(10,550)	(81)%
Other operating losses	—	(2,962)	2,962	(100)%
Adjusted EBITDA	172,031	167,452	4,579	3%

Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Voyage expenses: [No changes].
Project development expenses: [No changes].
Realized gain on oil derivative instrument: [No changes].
Other operating losses: [No changes].

Power segment
[No changes given Adjusted EBITDA is not presented here].

Corporate and other segment

	December 31,
(in thousands of $, except average daily TCE)	2020	2019	Change	% Change

Total operating revenues	20,695	21,888	(1,193)	(5)%
Vessel operating expenses	504	496	8	(2)%
Administrative expenses	(31,428)	(48,425)	16,997	35%
Project development expenses	(5,986)	(853)	(5,133)	(602)%
Adjusted EBITDA	(16,215)	(26,894)	10,679	(40)%
Equity in net losses of affiliates	(137,369)	(22,565)	(114,804)	509%
Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Administrative expenses: [No changes].
Appendix 1

Project development expenses: [No changes].
Equity in net earnings of affiliates: [No changes].

~~Other operating results:~~

~~The following details our other consolidated results for the years ended December 31, 2020 and 2019:~~

~~December 31,~~
~~(in thousands of $)~~	~~2020~~	~~2019~~	~~Change~~	~~% Change~~

~~Depreciation and amortization~~	~~(107,923)~~	~~(113,033)~~	~~5,110~~ 	~~5~~ 	~~%~~
~~Impairment of long-term assets~~	~~—~~ 	~~(42,098)~~	~~42,098~~ 	~~100~~ 	~~%~~
~~Unrealized loss on oil derivative~~	~~(45,100)~~	~~(39,090)~~	~~(6,010)~~	~~(15)~~	~~%~~
~~Gain on disposal of long lived asset~~	~~5,682~~ 	~~—~~ 	~~5,682~~ 	~~—~~ 	~~%~~
~~Interest income~~	~~1,572~~ 	~~10,479~~ 	~~(8,907)~~	~~(85)~~	~~%~~
~~Interest expense~~	~~(69,354)~~	~~(103,124)~~	~~33,770~~ 	~~33~~ 	~~%~~
~~Losses on derivative instruments~~	~~(52,423)~~	~~(38,044)~~	~~(14,379)~~	~~(38)~~	~~%~~
~~Other financial items, net~~	~~(1,552)~~	~~(5,522)~~	~~3,970~~ 	~~72~~ 	~~%~~
~~Net income attributable to non-controlling interests~~	~~(105,627)~~	~~(89,581)~~	~~(16,046)~~	~~(18)~~	~~%~~

Appendix 1

Year ended December 31, 2019, compared with the year ended December 31, 2018

A reconciliation of net profit /(loss) to Adjusted EBITDA is as follows:

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Net profit / (loss)	(122,375)	(168,214)	45,839	(27)%
Income taxes	1,024	1,267	(243)	(19)%
Profit / (loss) before income taxes	(121,351)	(166,947)	45,596	(27)%
Equity in net losses of affiliates[1]	45,799	157,636	(111,837)	(71)%
Other financial items, net	5,522	1,481	4,041	273%
Loss on derivative instruments	38,044	30,541	7,503	25%
Interest expense	103,124	101,908	1,216	1%
Interest income	(10,479)	(10,133)	(346)	3%
Unrealized loss on oil derivative	39,090	9,970	29,120	292%
Impairment of long-term assets	42,098	—	42,098	100%
Depreciation and amortization	113,033	93,689	19,344	21%
Adjusted EBITDA	254,880	218,145	36,735	17%

(1) Please refer to the individual reportable segments below for discussions on Equity in net losses of affiliates.

[The below items have been shifted from pages 71 - 72 in the Form 20-F]

Income taxes: [No changes].
Other financial items, net: [No changes].
Loss on derivative instruments: [No changes].
Interest expense: [No changes].
Interest income: [No changes].
Unrealized loss on oil derivative: [No changes].
Impairment of long-term assets: [No changes].
Depreciation and amortization: [No changes].

Appendix 1

The following details the operating results, Adjusted EBITDA and equity in net losses of affiliates for our reportable segments for the years ended December 31, 2019 and 2018:

	December 31, 2019					December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total	Shipping	FLNG	Power	Corporate and other	Total
Total operating revenues	208,766	218,096	—	21,888	448,750	278,770	127,625	—	24,209	430,604
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)	(67,897)	(29,363)	—	400	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)	(104,397)	(1,429)	—	—	(105,826)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)	(2,221)	(140)	—	(49,181)	(51,542)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)	—	(16,570)	—	(5,120)	(21,690)
Realized gains on oil derivative instrument	—	13,089	—	—	13,089	—	26,737	—	—	26,737
Other operating income/(losses)	13,295	(2,962)	—	—	10,333	50,740	(14,018)	—	—	36,722
Adjusted EBITDA	114,322	167,452	—	(26,894)	254,880	154,995	92,842	—	(29,692)	218,145

Equity in net losses of affiliates	-	-	(23,234)	(22,565)	(45,799)	-	(2,047)	(16,913)	(138,676)	(157,636)

Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	208,766	278,770	(70,004)	(25)%
Vessel operating expenses	(66,502)	(67,897)	1,395	(2)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(104,397)	66,344	(64)%
Administrative expenses	(2,220)	(2,221)	1	—%
Project development expenses	(964)	—	(964)	(100)%
Other operating gains	13,295	50,740	(37,445)	(74)%
Adjusted EBITDA	114,322	154,995	(40,673)	(26)%

Other Financial Data:
Average daily TCE (1) (to the closest $100)	44,400	43,700	700	2%
Calendar days less scheduled off-hire days	3,840	3,987	(147)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."
Appendix 1

Total operating revenues: [No changes].
Average daily TCE: [No changes].
Vessel operating expenses: [No changes].
Voyage, charterhire and commission expenses: [No changes].
Project development expenses: [No changes].
Other operating gains: [No changes].

FLNG segment

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Total operating revenues	218,096	127,625	90,471	71%
Vessel operating expenses	(55,284)	(29,363)	(25,921)	88%
Voyage expenses	(788)	(1,429)	641	(45)%
Administrative expenses	(1,526)	(140)	(1,386)	990%
Project development expenses	(3,173)	(16,570)	13,397	(81)%
Realized gains on oil derivative	13,089	26,737	(13,648)	(51)%
Other operating losses	(2,962)	(14,018)	11,056	(79)%
Adjusted EBITDA	167,452	92,842	74,610	80%

Equity in net losses of affiliates	—	(2,047)	2,047	(100)%

Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Voyage expenses: [No changes].
Administrative expenses: [No changes].
Project development expenses: [No changes].
Realized gain on oil derivative instrument: [No changes].
Other operating losses: [No changes].
Equity in net losses of affiliates: [No changes].

Power segment
[No changes given Adjusted EBITDA is not presented here].

Appendix 1

Corporate and other segment	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	21,888	24,209	(2,321)	(10)%
Vessel operating expenses	496	400	96	24%
Administrative expenses	(48,425)	(49,181)	756	(2)%
Project development expenses	(853)	(5,120)	4,267	(83)%
Adjusted EBITDA	(26,894)	(29,692)	2,798	(9)%
Equity in net losses of affiliates	(22,565)	(138,676)	116,111	(84)%

Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Administrative expenses: [No changes].
Project development expenses: [No changes].
Equity in net earnings of affiliates: [No changes].

~~Other operating results:~~

~~The following details our other consolidated results for the years ended December 31, 2019 and 2018:~~

~~December 31,~~
~~(in thousands of $)~~	~~2019~~	~~2018~~	~~Change~~	~~% Change~~

~~Depreciation and amortization~~	~~(113,033)~~	~~(93,689)~~	~~(19,344)~~	~~21~~ 	~~%~~
~~Impairment of long-term assets~~	~~(42,098)~~	~~—~~ 	~~(42,098)~~	~~100~~ 	~~%~~
~~Unrealized loss on oil derivative~~	~~(39,090)~~	~~(9,970)~~	~~(29,120)~~	~~292~~ 	~~%~~
~~Interest income~~	~~10,479~~ 	~~10,133~~ 	~~346~~ 	~~3~~ 	~~%~~
~~Interest expense~~	~~(103,124)~~	~~(101,908)~~	~~(1,216)~~	~~1~~ 	~~%~~
~~Losses on derivative instruments~~	~~(38,044)~~	~~(30,541)~~	~~(7,503)~~	~~25~~ 	~~%~~
~~Other financial items, net~~	~~(5,522)~~	~~(1,481)~~	~~(4,041)~~	~~273~~ 	~~%~~
~~Net income attributable to non-controlling interests~~	~~(89,581)~~	~~(63,214)~~	~~(26,367)~~	~~42~~ 	~~%~~
Appendix 1

Appendix 2: Proposed changes to Form 20-F1

Extracts from the Company’s Form 20-F, commencing on page F-33 to page F-36. Changes indicated in red font shaded in gray.
-------------------------------------------------------------------------------------------------------------------------------

6.	SEGMENT INFORMATION

[No changes to introductory text preceding tables].

Management has therefore concluded that we provide four distinct services and operate in the following four reportable segments:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi (note 15), and one LNG carrier earmarked for conversion, the Gandria.
•Power – This segment is based on the business activities of power generation infrastructure. We have a 50/50 joint venture, Hygo, with private equity firm Stonepeak. Hygo offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

A reconciliation of net profit / (loss) to Adjusted EBITDA is as follows:

	December 31,
(in thousands of $)	2020	2019	2018
Net profit / (loss)	(167,930)	(122,375)	(168,214)
Income taxes	981	1,024	1,267
Profit / (loss) before income taxes	(166,949)	(121,351)	(166,947)
Depreciation and amortization	107,923	113,033	93,689
Impairment of long-term assets	—	42,098	—
Unrealized loss on oil derivative	45,100	39,090	9,970
Gain on disposal of long-lived asset	(5,682)	—	—
Interest income	(1,572)	(10,479)	(10,133)
Interest expense	69,354	103,124	101,908
Loss on derivative instruments	52,423	38,044	30,541
Other financial items, net	1,552	5,522	1,481
Equity in net losses of affiliates	176,527	45,799	157,636
Adjusted EBITDA	278,676	254,880	218,145
1 Requested to be included on a prospective basis.

Appendix 2

	Year Ended December 31, 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	191,881	226,061	—	20,695	438,637
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)
Voyage, charterhire and commission expenses	(12,634)	—	—	—	(12,634)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)
Realized gains on oil derivative instrument (note 2)	—	2,539	—	—	2,539
Other operating income	3,262	—	—	—	3,262
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676

Equity in net losses of affiliates	—	—	(39,158)	(137,369)	(176,527)

	Year Ended December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)
Realized gains on oil derivative instrument (note 2)	—	13,089	—	—	13,089
Other operating income/(losses)	13,295	(2,962)	—	—	10,333
Adjusted EBITDA	114,322	167,452	—	(26,894)	254,880

Equity in net losses of affiliates	—	—	(23,234)	(22,565)	(45,799)
Appendix 2

	Year Ended December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	278,770	127,625	—	24,209	430,604
Vessel operating expenses	(67,897)	(29,363)	—	400	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(104,397)	(1,429)	—	—	(105,826)
Administrative expenses	(2,221)	(140)	—	(49,181)	(51,542)
Project development expenses	—	(16,570)	—	(5,120)	(21,690)
Realized gains on oil derivative instrument (note 2)	—	26,737	—	—	26,737
Other operating income/(losses)	50,740	(14,018)	—	—	36,722
Adjusted EBITDA	154,995	92,842	—	(29,692)	218,145

Equity in net losses of affiliates	—	(2,047)	(16,913)	(138,676)	(157,636)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

[No further changes to this note].

Appendix 2